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THOMAS J. FRIEDMANN thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

January 4, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Kenneth Ellington

Re:    HMS Income Fund, Inc.
Registration Statement on Form N-2
File Numbers 333-204659 and 814-00939

Ladies and Gentlemen:
On behalf of HMS Income Fund, Inc., a Maryland corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") in a phone call between Mr. Kenneth Ellington of the Staff and William J. Tuttle and Shashi Khiani, each of Dechert LLP, outside counsel to the Company, on December 21, 2015. For your convenience, a transcription of the Staff’s comments is included in this letter (in italics), and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the Registration Statement on Form N-2 (Registration Nos. 333-204659 and 814-00939) (as amended, the “Registration Statement”)

1.
We note that the table setting forth the waivers and reimbursements of the administrative services expense added in connection with your response to comment #7 in your letter dated December 17, 2015 (the “Prior Response Letter”) does not match the numbers set forth in the paragraph immediately preceding the table. Please explain to us how the numbers are consistent or, alternatively, revise the disclosure so that the table highlighting the waivers and reimbursements of the administrative services expense ties to the narrative paragraph immediately preceding the table.

United States Securities and Exchange Commission
January 4, 2016

The Company acknowledges the Staff’s comment. On the date of effectiveness of the Registration Statement, the Company will file a prospectus under Rule 497 under the Securities Act in which the table highlighting the waivers and reimbursements of the administrative services expense will be updated to tie to the narrative paragraph immediately preceding the table.

2.	We note response #8 in the Prior Response Letter. Going forward, please disclose the fair market value of each unfunded commitment.
The Company acknowledges the Staff’s comment and hereby undertakes in future filings to disclose the fair market value of each unfunded commitment as of the end of the applicable reporting period.

3.
We note response #4 in the Prior Response Letter. ASC 946-20-35-5 requires that offering costs of a continuously offered closed-end fund be amortized over a 12-month period on a straight-line basis. Please discuss supplementally the Company’s treatment of these costs.

The Company notes the Staff’s comment. The Company supplementally advises the Staff that it accounts for its offering costs in a manner consistent with the requirements of Staff Accounting Bulletin No. 5 (“SAB 5”). Under SAB 5, offering “costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering” rather than treated as an expense and amortized over a 12-month period on a straight-line basis, as provided under ASC 946-20-35-5.
Based upon a review of the financial statements of other continuously offered, unlisted business development companies, there appears to be a diversity of practice in the industry, and the Company’s approach to accounting for offering costs appears to be the plurality approach and one used by several large business development companies.1 The Company believes that this
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1 Continuously offered, unlisted business development companies, in addition to the Company, that appear to charge offering costs against equity in a manner consistent with SAB 5: Business Development Corporation of America; Freedom Capital Corporation; FS Energy and Power Fund; FS Energy and Power Fund II; FS Investment Corporation II; FS Investment Corporation III; FS Investment Corporation IV; NexPoint Capital, Inc.; and Triton Pacific Investment Corporation, Inc. Companies that appear to capitalize offering costs and amortize such costs to expense over a 12-month term in a manner consistent with ASC 946-20-35-5: Business Development Corporation of America II; Carey Credit Income Fund - I; Carey Credit Income Fund 2016 T; Corporate Capital Trust, Inc.; Corporate Capital Trust II; Credit Suisse Park View BDC, Inc.; Griffin-Benefit Street Partners BDC Corp.; and MacKenzie Realty Capital, Inc. Companies appearing to account for offering costs in a different manner include CÎON

United States Securities and Exchange Commission
January 4, 2016

accounting treatment allows the Company to appropriately match capital raised and related offering costs for its relatively static stockholder base (due to the lack of a secondary market for its shares and the fact that the primary source of liquidity for stockholders is the Company’s quarterly tender offers for up to 2.5% of the weighted average number of shares outstanding) as contrasted with the fluid stockholder base of traditional continuously offered investment companies (for which either daily redemptions or secondary market trading are available). The Company further notes that ASC 946-20-20 defines closed-end funds as “investment companies that issue a fixed number of shares (that generally trade on an open market) to raise capital, similar to the way in which an entity sells stock in an initial public offering.” The Company respectfully submits that its securities do not trade on an open market and that it is not required to, nor does it intend to, issue a fixed number of shares in the offering. Therefore, it is not entirely clear that the Company is a closed-end investment fund within the meaning of ASC 946-20.
The Company further notes that its method of accounting for offering costs is consistent with the manner in which such costs are typically disclosed by business development companies in the Fees and Expenses Table included in the Registration Statement as well as the treatment of the sales load in connection with the purchase of shares by investors. The Company respectfully submits that to use different accounting treatments for other offering-related costs incurred by investors (and to treat such costs differently for purposes of the financial statements than for the Fees and Expenses Table) is potentially confusing to investors and that treatment of its offering costs (which are no more than 1.5% of capital raised) should follow the treatment ascribed to the sales load (which are up to 10% of capital raised). This treatment is also consistent with that used by continuously offered non-traded real estate investment trusts, including those offered by affiliates of the Company, thereby providing prospective investors the ability to readily compare offering costs across comparable products for which they might be contemplating investments.
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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure
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Investment Corporation (pre-operations phase offering costs are charged against equity; operations phase offering costs incurred after commencement of operations are charged to expense as incurred); Sierra Income Corporation (offering costs expensed as incurred); Terra Income Fund 6, Inc. (pre-operations phase offering costs are capitalized and amortized to expense over a 12-month term; offering costs incurred after commencement of operations are charged against equity); VII Peaks Co-Optivist Income BDC II, Inc. (offering costs are expensed as they become payable under advisory agreement).

United States Securities and Exchange Commission
January 4, 2016

in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by e-mail at thomas.friedmann@dechert.com) or William Tuttle by telephone at 202.261.3352 (or by e-mail at william.tuttle@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,
/s/ Thomas J. Friedmann
Thomas J. Friedmann

cc:	Sherri W. Schugart, HMS Income Fund, Inc.
Ryan T. Sims, HMS Income Fund, Inc.
David M. Covington, HMS Income Fund, Inc.
William J. Tuttle, Dechert LLP
Corey F. Rose, Dechert LLP